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                                                             November 18, 2005


Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549



     Re: BROOKDALE SENIOR LIVING INC. (the "Company")
         Registration Statement on Form S-1 (File No. 333-127372)

Ladies and Gentlemen:

     As Representatives of the underwriters of the proposed public offering of up to 12,732,800 shares of Common Stock, we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on November 21, 2005, or as soon thereafter as is practicable.

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated November 7, 2005 through the date hereof:

     Preliminary Prospectus dated November 7, 2005:
     ---------------------------------------------

     31,557 copies to prospective Underwriters, institutional investors, dealers and others.

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     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.


                                Very truly yours,


                                GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS INC.
                                As Representatives of the several Underwriters

                                BY:  GOLDMAN, SACHS & CO.


                                By: /s/ Goldman, Sachs & Co.
                                    --------------------------



                                BY: LEHMAN BROTHERS INC.



                                By: /s/ Arlene Salmonson
                                   ---------------------------
                                       Arlene Salmonson
                                        Vice President